ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification

On 19 August 2008, in connection with Orkla's option programme, 10 000 options in Orkla-shares were exercised at a strike price of NOK 27.20 per share.

A total of 10 827 170 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1 400 000 underlying shares in the hedge-position related to the remaining 676 500 synthetic options of the cash bonus programme.

Orkla holds 21 722 390 treasury shares.

Orkla ASA,
Oslo, 19 August 2008

Contact:
Rune Helland, SVP Orkla Investor Relations,
Tel.: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations.
Tel.: +47 22 54 44 26

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Vizrt Ltd.

Following the confirmation from Vizrt Ltd. of the issue of 3 000 000 new ordinary shares, Orkla ASA's shareholding in Vizrt Ltd. is now below 10 %. Orkla owns 6 280 248 shares in Vizrt Ltd., which represents 9.68 % of the share capital. The transaction does not entail any change in the number of shares owned by Orkla ASA in Vizrt Ltd.

Orkla ASA,
Oslo, 19 August 2008

Contact:
Rune Helland, Orkla Investor Relations, Tel: +47 2254 4411
Lars Røsæg, Orkla Investor Relations, Tel: +47 2254 4426

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification

On 20 August 2008, in connection with Orkla`s option programme, 15 000 options in Orkla-shares were exercised at a strike price of NOK 40.47 per share.

A total of 10 812 170 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1 400 000 underlying shares in the hedge-position related to the remaining 676 500 synthetic options of the cash bonus programme.

Orkla holds 21 707 390 treasury shares.

Orkla ASA,
Oslo, 20 August 2008

Contact:
Rune Helland, SVP Orkla Investor Relations,
Tel.: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations.
Tel.: +47 22 54 44 26